CHS/COMMUNITY HEALTH SYSTEMS, INC.
4000 Meridian Boulevard
Franklin, Tennessee 37067
October 4, 2007
VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549
FAX: (202) 772-9202
Attention:      Mr. Jeffrey P. Reidler

Re:	CHS/Community Health Systems, Inc. (the “Company”) Registration Statement on Form S-4 (SEC File No. 333-146278) Originally Filed September 25, 2007
Ladies and Gentlemen:
     The Company hereby requests acceleration of the effective date of its Registration Statement on Form S-4 with respect to itself and the guarantors of the securities specified therein (SEC File No. 333-146278), as amended, to 3 p.m., Eastern time, on October 8, 2007 or as soon thereafter as possible.
     The Company hereby acknowledges its responsibilities under the Securities Act of 1933, as amended, and the Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement. The Company hereby further acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare this filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please call Christopher A. Kitchen of Kirkland & Ellis LLP, counsel to the Company, at (212) 446-4988 as soon as the Registration Statement has been declared effective.
Very truly yours,

CHS/COMMUNITY HEALTH SYSTEMS, INC.
By:	/s/ Rachel A. Seifert
	Name:	Rachel A. Seifert
	Title:	Senior Vice President, Secretary and General Counsel